SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2007	Commission File Number: 1-8481

BCE Inc.
 (Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]                                         Form 40-F [X]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes [  ]                                          No [X]

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                  .

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Siim Vanaselja
Siim A. Vanaselja Chief Financial Officer Date: February 7, 2007

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release. This release should be read in conjunction with BCE Inc.’s 2006 Q4 Investor Briefing dated February 6, 2007 (available at http://www.bce.ca/data/documents/reports/en/2006/q4/2006q4-ib-en.pdf), which is incorporated by reference in this release, filed by BCE Inc. with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

BCE REPORTS 2006 YEAR-END AND FOURTH QUARTER RESULTS

  Improving profitability and focus on recurring revenues set stage for execution of 2007 business plan
  Video and Internet revenues and ARPU show steady growth
  Wireless financial performance improves, net additions down year over year
  Ongoing improvement in EBITDA due to higher margins in growth services and cost savings

MONTRÉAL, Québec, February 7, 2007 – Bell Canada’s strategic focus on recurring revenues from its growth services portfolio combined with a step-up in its productivity gains resulted in improved profitability in the quarter, as BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the fourth quarter of 2006.

“This was another quarter of steady progress in what has been a year of continuing improvement in our financial performance,” said Michael Sabia, President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada. “The ramping up of our EBITDA growth, an improving business mix, very strong performance on cost reduction, and our expectation that we will see stabilization of access line losses in 2007 give us confidence that we are on the right trajectory to deliver our 2007 business plan.”

Bell achieved steady revenue increases in its wireless, video and high-speed Internet services, given significant increases in ARPU across these growth platforms. This contributed to an important milestone at the end of 2006 when Bell revenues from growth services exceeded 50%, reaching 51% of Bell’s total revenue at the end of 2006.

Wireless posted its strongest revenue growth in two years, solid margin performance, a significant increase in ARPU and excellent churn, although postpaid net additions were down year over year.

“Going forward, our business units are intensifying efforts to capture our fair share of net additions and to do so profitably, particularly in postpaid wireless, where the company experienced some market challenges this quarter,” Mr. Sabia said.

Solid operational progress also continued on the cost side, where this quarter’s $223 million in productivity improvements were the highest in any quarter to date, contributing to an increase in margins. For the full year, Bell realized $724 million in efficiency gains, 38% more than in 2005 and a significant portion of the $1.6 billion in cost reductions realized over the last three years. This reflects ongoing process and productivity improvements, targeted headcount reductions and discipline in acquisition costs.

Bell Canada revenues were $17,348 million in 2006, an increase of 0.7% compared to the year before. Q4 revenues of $4,451 million were unchanged compared to last year, due in part to a shift away from one time hardware sales towards recurring revenue opportunities.

Local access line (NAS) losses in Q4 were in line with company expectations, reflecting increased momentum in customer winback campaigns. Local revenue erosion decreased by 4.5% compared to 5.8% in the third quarter of 2006. NAS losses in Q4 amounted to 181,000 lines, compared to 122,000 losses in Q4 2005. Total NAS at year-end declined by 4.2% over year-end 2005. Due to improved performance in the residential sector, overall long-distance revenues declined 12.3% in the quarter, an improvement from a decline of 14.1% the year before.

BCE reported revenues of $17,713 million for 2006, an increase of 0.6% over the previous year, reflecting higher revenues from Bell Canada and Telesat. BCE revenues for the fourth quarter were $4,547 million, an increase of 0.2% as compared to the previous year.

Due largely to restructuring and previously announced net benefit plan costs, Bell Canada’s operating income was $782 million in the quarter, $105 million lower than in Q4 2005. Full year operating income was down 10.7% to $3,353 million, for the same reasons, as well as the impact of the transaction costs for the creation of Bell Aliant. Bell Canada’s operating income before restructuring and other items(1) was $868 million in Q4, $43 million lower than Q4 2005 due to expected higher net benefit plans cost and amortization expense, offset by higher EBITDA. These factors also impacted the full year amount of $3,685 million, which declined $124 million.

BCE reported operating income of $3,332 million for the year, a decrease of 11.4%, for the same reasons as above. BCE Q4 operating income was $760 million, down from $881 million, due again to the restructuring and other costs incurred by Bell  Canada.

Bell Canada’s EBITDA(2) grew 2.7% in the quarter to $1,779 million, as compared to Q4 2005. This was driven by solid operating performance, a focus on profitable growth, continued cost reduction and lower cost of acquisition. Bell  Canada’s EBITDA margin increased to 40.0 % in Q4 2006 from 38.9% in the same period in 2005 and rose to 42.0 % for the full year from 41.7% in 2005. Bell Canada EBITDA for the year was $7,289 million, an increase of 1.4%. BCE EBITDA for the year increased 1.3% to $7,329 million, due mainly to growth in EBITDA at Bell Canada, while Q4 EBITDA rose 1.9% to $1,773 million.

BCE cash from operating activities was $5,389 million in 2006, an increase of 1% over 2005. This, as well as a $224 million decrease in capital expenditures, contributed to free cash flow(3) (FCF) of $708 million, up 24% from the previous year. BCE cash from operating activities for Q4 was $1,527 million, a decrease of 2.1% compared to the same period for the previous year. FCF for the quarter was $206 million, down $243 million from Q4 2005, due in part to a planned increase in capital expenditures and distributions to shareholders.

BCE net earnings per share (EPS) were $0.84 for the quarter, compared to $0.44 for the same period last year. This includes an after-tax charge of $66 million for restructuring and other items, as well as net gains on investments of $412 million attributable to the recognition of a future tax asset related to previously unrecognized capital loss carryforwards that will be applied against the anticipated gain on the sale of Telesat. EPS was $2.25 for 2006, compared to $2.04 for the same period last year.

EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant(4), the figure used for financial guidance purposes, was $0.44 in the quarter, compared to $0.46 in the same period last year. It was $1.95 for the year, compared to $2.05 in the same period last year. In both instances, improved EBITDA performance was offset by the previously announced increase in pension cost and amortization expenses.

“At the beginning of 2006, we set out our plan to drive growth and investment in our next-generation services and growth platforms, while resetting our cost structure in order to enable ongoing profitable growth,” said Mr. Sabia. “We made continuing progress in the year against those objectives by building a recurring revenue portfolio and an improved revenue mix overall, such that growth services now make up the majority of our revenue stream. Alongside significant productivity improvements, Bell is positioned to achieve the revenue and operating earnings performance laid out in our 2007 plan.”

Operational Highlights

Bell made steady progress in customer service and retention in 2006, evidenced by a solid increase in first-call resolution, a 17% decrease in missed service assurance commitments, reduced churn across all consumer products and solid increases in customer winbacks.

“We are seeing good operational progress in all areas of our business. From improving profitability in our business market where we are focused on driving recurring revenues to successful winback campaigns, targeted promotions, and disciplined pricing in our consumer segments, we are developing better competitive capabilities,” said George Cope, President and Chief Operating Officer of Bell Canada.

“Given the market challenge we experienced this quarter, we have specific action plans in place to ensure that we capture our fair share of additions in growth services, especially in the postpaid wireless sector. These include a refreshed and expanded distribution approach, disciplined but competitive pricing strategies, including winning our share of the wireless discount market with our Solo brand and a continued focus on improving customer service,” Mr. Cope said.

Residential Segment
  The combination of overall subscriber growth and significant ARPU increases in wireless, video and Internet growth platforms contributed to revenue growth in 2006, offsetting the erosion in the company’s high-margin wireline business. Residential revenues for the year increased 1.2% to $7,099 million; revenues in Q4 were $1,811 million, a 1.3% increase over the same period last year.
  Operating income for the quarter was $342 million, down 13.0%, resulting from ongoing erosion in the company’s high-margin local wireline and long-distance operations, an increase in marketing costs, increased amortization expense and previously disclosed net benefit plans costs. Operating income for the year was $1,649 million, down 6.9%.

  Wireless, video and high-speed Internet subscriber growth was adversely affected by reduced net additions resulting from reduced store traffic compared to the 2005 holiday period, and the ongoing intense competition in these sectors.
  The Bell multi-product household strategy continued to drive increased penetration of households subscribing to three or more products, reaching more than 25% of Ontario and Québec households within the Bell footprint at the end of the fourth quarter, compared to 22% this time last year.
Business Segment
  Business segment revenues were $1,591 million in the quarter, unchanged from the previous year, as higher revenues in SMB and Bell West were offset by the results in Enterprise.
  SMB continued to establish itself as the Virtual Chief Information Officer (VCIO) in its target markets, and focused on improvements in voice pricing and performance in its channels.
  Enterprise secured contracts totalling more than $850 million in Q4, with an emphasis on value-added solutions and a reduced emphasis on one-time equipment sales.
  Revenues for the year were $6,057 million, up 1.5%.
  Operating income in Q4 was $235 million, up 5.9%, due to an increased focus on more profitable contracts and an ongoing focus on cost reduction. In contrast, operating income, $811 million for the year, was down 6%.
Wireless
  Revenues increased 14.5%, to $925 million, in Q4 and 13.2%, to $3,491 million for the year.
  Blended ARPU increased $2 to $53 in Q4; postpaid ARPU was up $2 to $66, its highest fourth quarter level ever, while prepaid ARPU was up $1 to $15.
  Postpaid churn decreased to just 1.1% from 1.3% in Q4 2005, while prepaid churn was down 0.5 points to 1.7%.
  EBITDA reached $402 million in Q4, an increase of 29.3% over the same period in 2005 and $1,535 million for the year, an increase of 17.4% over 2005.
  EBITDA margin increased to 42.5% in the quarter, up from 37.1% in the same quarter last year.
  The total wireless subscriber base grew to 5.87 million, up 7.9% from the previous year. Postpaid net additions for the year increased 5.5% from 289,000 in 2005 to 305,000 in 2006. Postpaid net additions were down by 47.2% quarter over quarter to 67,000, largely due to decreased retail traffic during the holiday period and a lack of promotional offers and short-term price reductions.
  Prepaid net additions were 102,000 in the fourth quarter, up from 83,000 in Q4 2005
  Total gross activations were 390,000 in Q4, down 14.3% from the record performance in the same quarter the previous year, while net activations totalled 169,000, compared to 210,000 in the same period last year.

Video

Bell remains Canada’s leading digital TV and HD provider. The video unit reported strong financial performance given increased ARPU and a consistently low churn rate. Customers continued to upgrade programming packages, and the unit saw higher pay-per-view revenues and successful customer retention efforts. Reduced net additions were the result of reduced retail traffic in stores, softer performance in independent channels and an ongoing focus on profitable growth.

4

  Revenues grew by 11.2% to $298 million in Q4, while revenues for the year grew by 17.8% to $1,150 million
  ARPU increased by $3 to $55.
  EBITDA was up significantly in the fourth quarter to $30 million, an increase of 30.4%; full year EBITDA was $181 million.
  Total subscribers were up 5.4% year over year to 1.82 million; net additions were 32,000 in Q4 compared to 50,000 in Q4 2005; full year additions totalled 93,000.
  Churn remained low at just 1.0% per month, unchanged from 2005.

High-speed Internet

Bell remains Canada’s leading Internet service provider and continued to post significant revenue growth, with particular momentum in the Québec marketplace. Churn was reduced to an all-time low, while ARPU improved $1, due to targeted price increases, a reduction in customer credits and new value-added services.

  ISP revenues grew 15.5% year over year due to an effective regional pricing strategy.
  Total subscribers grew to 2.46 million, a year-over-year increase of 12.2%; Q4 net additions were 59,000, as compared to 61,000 net adds in Q4 2005.
  Fourth quarter portal revenues grew 44.6%.
  There were 19.3 million unique visitors to sympatico.msn in the quarter, representing 87% of all online Canadians.
  There were 65 million video streams over sympatico.msn in Q4, a six-fold increase over Q4 2005.

Strategic Agenda

In 2006, the company reshaped its asset portfolio and brought greater focus to its core communications business, with a concentration on wireless, video and high-speed Internet growth platforms. The result is a simplified corporate structure, a strengthened operational capacity and an improved revenue mix between growth and legacy products and services, all of which lay a solid foundation for future growth.

The company completed the disposition of its interest in CGI Group Inc. and reduced its investment in CTVglobemedia Inc. (formerly Bell Globemedia Inc.) to 15%, created the Bell Aliant Regional Communications Income Fund and announced the sale of its satellite services subsidiary Telesat Canada, a transaction that is expected to close in mid-2007, subject to customary closing conditions, including regulatory approval both in Canada and United States and the absence of a material adverse change affecting Telesat’s business.

The company’s previously announced plan to simplify its corporate structure and eliminate BCE’s holding company operations is well under way. On January 31, 2007, following court and shareholder approval, Bell Canada preferred shares were exchanged for BCE preferred shares with the same series rights and its holders received a special one-time $0.20 dividend. On June 6, 2007, BCE shareholders will vote on the name change of BCE Inc. to Bell Canada Inc.

Shareholder Value

As announced on December 12, 2006, the company increased its dividend by 11% to $1.46 per share. BCE also renewed its share buyback program, with a Normal Course Issuer Bid (NCIB) targeting approximately 5%, or up to 40 million, of its outstanding common shares, for a value of approximately $1.2 billion.

Bell Aliant Regional Communications

Bell Aliant’s revenues were $852 million in the fourth quarter, up 1.8% over the previous year, due to growth in Internet and information technology services. Operating income was $205 million, up 5.1% from the previous year, due mainly to lower amortization despite stable EBITDA.

Telesat

Telesat’s revenues increased 8.5% in the fourth quarter to $128 million, due to increased sales of its two-way broadband service on the Ka-band, higher business networks and broadcast revenues. Operating income decreased by 5.9% to $32 million, due to higher expenses associated with higher sales.

Outlook

Refer to the section entitled “Caution Concerning Forward-Looking Statements” later in this news release for a discussion concerning the material risk factors that could affect, and the material assumptions underlying, our 2007 guidance.

BCE confirmed the following 2007 financial guidance:

Guidance 2007E(i)

Bell Canada

Revenue growth	3% - 5%

EBITDA growth	4% - 6%

Capital intensity	16% - 17%

BCE Inc.

EPS growth (ii)	4% - 7%

Free cash flow	700M - $900M

(i) Bell Canada’s 2007 financial guidance for revenues, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii) Before net gains (losses) on investments and restructuring and other items.

Notes

The information contained in this news release is unaudited.

(1) The term operating income before restructuring and other items does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies.

We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is operating income. Please refer to the section of BCE Inc.’s 2006 Fourth Quarter Investor Briefing dated February 6, 2007 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions (“BCE 2006 Q4 Investor Briefing”) entitled “Non-GAAP Financial Measures” for a reconciliation of operating income before restructuring and other items to operating income.

(2) The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost (until December 31, 2006), and restructuring and other items. Effective in 2007, Bell Canada is including net benefit plans cost in EBITDA. This recognizes that Bell Canada is now cash funding its pension plan and the treatment is consistent with North American peers allowing for greater comparability. EBITDA for prior periods will be restated to conform to the new presentation.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost (until December 31, 2006), and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and, until December 31, 2006, net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income. Please refer to the section of the BCE 2006 Q4 Investor Briefing entitled “Non-GAAP Financial Measures” for a reconciliation of EBITDA to operating income. For 2007, we expect growth in operating income to be between 13% to 15% for Bell Canada excluding Bell Aliant.

(3) The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define it as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. Please refer to the section of the BCE 2006 Q4 Investor Briefing entitled “Non-GAAP Financial Measures” for a reconciliation of free cash flow to cash from operating activities. For 2007, BCE expects to generate approximately $700 million to $900 million in free cash flow. This amount reflects expected cash from operating activities of approximately $5.6 billion to $5.8 billion less capital expenditures, total dividends and other investing activities.

(4) The term net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. Please refer to the section of the BCE 2006 Q4 Investor Briefing entitled “Non-GAAP Financial Measures” for a reconciliation of net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant to net earnings applicable to common shares on a total and per share basis.

Call with Financial Analysts

BCE will hold a conference call for financial analysts to discuss its fourth quarter results on Wednesday, February 7 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis.

To participate, please dial (416) 641-6105 or toll-free 1-866-696-5895 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering passcode 3211323#. This conference call will also be webcast live and archived for 90 days on BCE’s website at: http://www.bce.ca/en/investors/investorevents/quarterlyresults/index.php. The mp3 file will also be available for download on this page shortly after the call.

Call with Media

BCE will also hold a conference call for the media to discuss its fourth quarter results on Wednesday, February 7, 2007 at 1:30 p.m. (Eastern).

To participate, please dial 514 861-0443 or 1 866 542-4238 shortly before the start of the call. A replay will be available for one week. To access the replay, please dial 416 695-5800 or 1 800 408-3053 and enter passcode 3213788#.

To sign up for an RSS feed of BCE’s corporate and financial news, please click here: http://bce.ca/en/news/rss/index.php.

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this press release represent the expectations of BCE Inc., Bell Canada and their respective subsidiaries and joint ventures (collectively we, us, our or Bell) as of February 7, 2007 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Except as otherwise indicated by Bell, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Material Assumptions

A number of Canadian economic and market assumptions were made by Bell in making forward-looking statements for 2007 contained in this release, including but not limited to:

(i) Canadian GDP growth in 2007 to be essentially in line with GDP growth in 2006, consistent with estimates by the Conference Board of Canada, (ii) the Bank of Canada prime rate and the Consumer Price Index, as estimated by Statistics Canada, to decline from current levels, (iii) growth in the overall Canadian telecommunications market revenues in 2007 to be in line with Canadian GDP growth, (iv) revenues of the residential voice telecommunications market in Canada to continue to decrease in 2007 due to wireless substitution and other factors including the Internet, (v) wireline competition in both the business and residential telecommunications markets in Canada to continue in 2007 mainly from cable companies, and (vi) the 2007 revenue growth rates of the Canadian wireless and video industries to be in line with 2006 and the 2007 revenue growth rate of the Canadian Internet market to be slightly lower than 2006.

In addition, BCE Inc.’s and Bell Canada’s 2007 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell Canada (excluding Bell Aliant) is based on certain assumptions concerning Bell  Canada, including but not limited to: (i) revenue growth estimates for 2007 being based upon an assumption of increasing average revenue per unit (“ARPU”) across various lines of service, (ii) a wireless subscriber growth rate of 8% to 10%, a video subscriber growth rate of 5% to 7% and a high-speed Internet subscriber growth rate of 8% to 10%, (iii) Bell Canada’s 2007 total net benefit plans cost, which assumes a discount rate of 5.3%, expected to be approximately $325 million, (iv) the funding of our total net benefit plans in 2007 estimated to be approximately $300 million, (v) Bell Canada’s capital intensity in 2007 being estimated to be in the 16% to 17% range, and (vi) 2007 productivity improvements at Bell Canada estimated at approximately $450 million.

Our guidance related to BCE Inc. is based on certain assumptions, including but not limited to:

(i) in 2007, Bell to incur restructuring costs in the range of $100 million to $150 million, (ii) amortization expense for 2007 in the range of $3,200 million to $3,300 million, (iii) Bell’s effective tax rate in 2007 to be approximately 26%, (iv) no significant escalation in cash taxes in 2007 as we accelerate the use of Bell Canada’s R&D tax credits, and (v) EPS for 2007 to be positively impacted by the planned repurchase of common shares under BCE Inc.’s normal course issuer bid for 5% of its outstanding common shares.

The foregoing assumptions, although considered reasonable by Bell at the time of preparation of such guidance and other forward-looking statements and at the date of this press release, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this press release.

Material Risks that Could Affect our Business and Results

Risk factors that could cause actual results or events to differ materially from current expectations include, among other things: our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue growth, EBITDA growth, capital intensity, EPS growth and free cash flow; our ability to implement the significant changes in our processes, in how we approach our markets and in how we develop and deliver products and services, required by our strategic direction; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including in particular from cable companies, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the increase in wireless competitive activity that could result from Industry Canada’s intention to initiate a consultation concerning the licensing of additional wireless spectrum; the potential adverse impact on our business of wireless number portability; the ability to continue to implement our cost reduction initiatives and productivity improvements and contain capital intensity while improving quality of services; the ability to achieve customer service improvement, which is critical to customer retention and ARPU growth, while significantly reducing costs; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and invest in and migrate to and deploy new technologies, including VoIP, and offer new products and services on a timely basis and achieve market acceptance thereof; the availability and cost of capital required to implement our financing plans (including BCE Inc.’s share buyback program and dividend policy) and fund capital and other expenditures; the fact that depending on the competitive and technological environment at any given time there can be no guarantee that BCE’s dividend policy will be maintained; that the proposed disposition of Telesat is subject to approvals and other closing conditions, and the adverse impact on BCE Inc.’s liquidity should this transaction not be completed at all or as proposed; our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; events that could adversely affect the business and operations of service providers to whom we outsource services; our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend; the risk of increased pension plan contributions; our ability to retain major customers; the potential adverse impact on Bell Aliant’s operations of the Federal Government’s October 2006 announcement on income trust structures; that Bell Aliant’s cash distributions are not guaranteed and may fluctuate over time; the impact of pending or future litigation, including class actions, and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively; our ability to find suitable companies to acquire or to partner with and to make and complete dispositions of assets or businesses; the risk of litigation should BCE Inc. or Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary; stock market volatility; the risk that licences on which we rely to provide services might be revoked or not renewed when they expire; health concerns about radio frequency emissions; Bell ExpressVu’s ability to block the unauthorized reception of its signals and malfunctions of satellites used by Bell ExpressVu to provide services.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2006, which is incorporated by reference in this press release, filed by BCE Inc. with the U.S. Securities and Exchange Commission (SEC), under Form 6-K (available at www.sec.gov), and with the Canadian securities commissions (available at www.sedar.com). The Safe Harbor Notice Concerning Forward-Looking Statements is also available on BCE Inc.’s website at http://www.bce.ca/data/documents/b_review_07_safe_harbor_notice_en.pdf.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless

Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

For further information:

Pierre Leclerc	Thane Fotopoulos
Media Relations	Investor Relations
(514) 391-2007 / 1 877 391-2007	(514) 870-4619
pierre.leclerc@bell.ca	thane.fotopoulos@bell.ca